SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

ECC INTERNATIONAL CORP.

(Name of Issuer)

Common Stock, $0.10 par value per share

(Title of Class of Securities)

268255106

(CUSIP Number)

William L. Hoese, Esq.
Cubic Corporation
9333 Balboa Avenue
San Diego, CA 92123
(619) 277-6780

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to
Barbara L. Borden, Esq.
Cooley Godward LLP
4401 Eastgate Mall
San Diego, CA 92121-9109

August 20, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24823Q 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Cubic Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 2,897,428*

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,897,428*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 36.6%

14.	Type of Reporting Person (See Instructions) CO

*See Items 4 and 5.  Does not include shares beneficially owned by the Stockholders (as defined in Item 5) attributable to outstanding options.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). CDA Acquisition Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 2,897,428*

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,897,428*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 36.6%

14.	Type of Reporting Person (See Instructions) CO

*See Items 4 and 5.  Does not include shares beneficially owned by the Stockholders (as defined in Item 5) attributable to outstanding options.

Item 1.	Security and the Issuer
(a) Title of Security:
Common Stock, $0.10 par value per share (the “Shares”).
(b) Name of the Issuer:
ECC International Corp., a Delaware corporation (the “Issuer”).
(c) The Issuer’s principal executive office:
2001 West Oak Ridge Road Orlando, FL 32839-3981

Item 2.	Identity and Background

This Schedule 13D is being filed by Cubic Corporation, a Delaware corporation (“Cubic”) and CDA Acquisition Corporation, a Delaware corporation (“CDA”) (together, the “Acquirors”).  Cubic is an electronics company with two major segments:  (a) the defense applications group, which provides combat training systems and other services for military forces, and search and rescue avionics and radio communications for military and civilian application; and (b) the transportation systems group, which designs, manufactures and integrates automatic fare collection systems for domestic and foreign public transportation projects.  CDA has been recently incorporated by Cubic in connection with the Offer (as defined below), the Merger (as defined below) and the transactions contemplated thereby.  The principal business offices of each of the Acquirors are located at 9333 Balboa Avenue, San Diego, CA 92123.  Cubic directly owns all the outstanding capital stock of CDA.  It is not anticipated that, prior to the consummation of the Offer and the Merger, CDA will have any significant assets or liabilities or will engage in any activities other than those incidental to the Offer and the Merger.

Each executive officer and each director of the Acquirors is a citizen of the United States.  The name, business address and present principal business of each executive officer and director of the Acquirors are set forth in Exhibit 1 to this Schedule 13D and are specifically incorporated herein by reference.

During the last five years, neither the Acquirors nor, to the best of their knowledge, any of their executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

No consideration has to date been paid by the Acquirors in connection with the acquisition of any shares of capital sock of the Issuer (“Shares”).  The total amount of consideration expected to be paid by the Acquirors to purchase the Shares in the Offer and Merger and to pay related fees and expenses is estimated to be approximately $44 million.  CDA will obtain all funds needed for the Offer and the Merger through capital contributions or loans that will be made by Cubic, either directly or through one or more wholly owned subsidiaries of Cubic, to CDA.  Cubic will use its cash on hand and cash equivalents to make the contributions to CDA.

Item 4.	Purpose of the Transaction

Cubic, CDA and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of August 20, 2003, providing for, among other things, the commencement by CDA of a tender offer to purchase all of the Issuer’s outstanding shares for $5.25 per share in cash, without interest (the “Offer”) and the subsequent merger of CDA with and into the Issuer (the “Merger”).  The Offer and the Merger are each subject to the satisfaction or waiver (if permissible) of certain conditions set forth in the Merger Agreement.  If the Offer and Merger are consummated, the Issuer will become a wholly-owned subsidiary of Cubic, and the Issuer’s Common Stock will cease to be traded on the American Stock Exchange or any other exchange and will cease to be registered pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”).

Simultaneously with the execution and delivery of the Merger Agreement, Cubic entered into separate Stockholder Tender Agreements (collectively, the “Stockholder Tender Agreements”) with certain stockholders of the Issuer who are affiliates of the Issuer (the “Stockholders”).  The following is a summary of the Stockholder Tender Agreements and is qualified in its entirety by reference to the Stockholder Tender Agreements, a form of which is incorporated by reference as Exhibit 3 hereto and which is specifically incorporated by reference to this Item 4.

Under the Stockholder Tender Agreements, each Stockholder has agreed, in such person’s capacity as a stockholder of the Issuer, to promptly (and, in any event, not later than ten business days after commencement of the Offer) and validly tender, and to also cause any person that they or any of their affiliates or associates controls to validly tender, into the Offer, pursuant to and in accordance with the terms of the Offer, and to not withdraw or permit the withdrawal of (unless and until the Merger Agreement is terminated in accordance with its terms), all of such stockholder’s shares of the Issuer’s common stock, including any additional shares of the Issuer’s common stock which such stockholder may acquire.  The Stockholders are Robert Collins, Jesse Krasnow, James Henderson, Warren Lichtenstein, Merrill McPeak, Melissa Van Valkenburgh, Robert Mehmel, the Julian Demora Revocable Trust 1990 and Steel Partners II LP, and, based on the Issuer’s published records, they beneficially own approximately 2,897,428 Shares (excluding Shares obtainable upon the exercise of outstanding stock options) in the aggregate as of August 20, 2003.

In addition, each of the Stockholders has agreed, at any meeting of, or in connection with any written action by, the stockholders of the Issuer, to vote all of their shares of the Issuer’s common stock, and to also cause any person that they or any of their affiliates or associates controls to vote all of their shares of the Issuer’s common stock, against any action or agreement that would result in a breach by the Issuer of the Merger Agreement, against any competing acquisition proposal, against any proposal to change a majority of the board of directors of the Issuer (other than in accordance with the Merger Agreement), against any action or agreement that would cause the conditions to the acceptance of the Offer or completion of the Merger to not be met and against any action intended or reasonably expected to interfere with the Offer or Merger.

Each Stockholder has also agreed that it will not, and it will not permit any person that it or any of its affiliates controls to (except, in each case, pursuant to the Offer), sell, pledge, encumber, grant an option with respect to, transfer or otherwise dispose of any of such Stockholder’s Shares, enter into an agreement or commitment contemplating any of the foregoing, or reduce such Stockholder’s beneficial ownership interest in or risk with respect to such Shares.  In addition, each such Stockholder has also agreed, in such person’s capacity as a stockholder of the Issuer, that it will not, and it will not permit any person that it or any of its affiliates controls to (except in each case, pursuant to the Offer), take directly or indirectly actions that the Issuer or any of its representatives would be prohibited from taking, directly or indirectly, pursuant to the nonsolicitation or related provisions of the Merger Agreement.  However, the foregoing provisions do not limit or affect any actions taken by the Stockholders who have signed the Stockholder Tender Agreements in such stockholders’ capacities as officers or directors of the Issuer in exercising the Issuer’s rights under the Merger Agreement or in performing such Stockholders’ fiduciary obligations in their capacities as directors or officers of the Issuer, provided, that no obligation of such Stockholders to the Issuer as officers or directors of the Issuer shall affect, impair or impede such Stockholders’ obligations under the Stockholder Tender Agreements, including the obligation to vote such Stockholders’ Shares as required by the Stockholder Tender Agreements.

Each of the Stockholders has agreed, pursuant to the terms of such Stockholder’s respective Stockholder Tender Agreement and in such person’s capacity as a Stockholder of the Issuer, to appoint Cubic and certain representatives of Cubic as such Stockholder’s attorneys and proxies, with full power of substitution and resubstitution, to vote and otherwise act with respect to all such Stockholder’s shares of the Issuer’s common stock at any meeting of the Issuer’s stockholders, and in any action by written consent of the Issuer’s stockholders, on the matters and in the manner specified in the Stockholder Tender Agreement.

Item 5.	Interest in Securities of the Issuer

Cubic does not concede that as a result of entering into the Stockholder Tender Agreements it is a “beneficial owner” of any Shares, as such term is defined in the Exchange Act and the rules and regulations thereunder.  However, as a result of entering into the Stockholder Tender Agreements, Cubic possesses certain rights to direct that the Shares subject thereto not be voted on certain matters, and such Shares may not be sold, assigned, transferred, pledged or otherwise disposed of by the Stockholders who are parties thereto.  The number of Shares (including the number of Shares deemed to be beneficially owned by the Stockholders on August 20, 2003 due to outstanding options) subject to each such Stockholder Tender Agreement is set forth below.  Based on the Issuer’s public filings with the Securities and Exchanged Commission, such Shares (excluding Shares issuable upon exercise of options) represent approximately 36.6% (38.6% including Shares issuable upon exercise of options) of the outstanding shares of the Issuer’s Common Stock, calculated as provided in Rule 13d-3(d)(1).

Name of Owner	Stock		Exercisable Options		Total	Percent
Robert Collins	-0-		50,000		50,000	0.60%
Jesse Krasnow	84,152		5,000		89,152	1.10%
James Henderson	-0-		5,000		5,000	0.06%
Warren Lichtenstein	2,290,200	(1)	5,000		2,295,200	29.00%
Merrill McPeak	37,743		95,000	(2)	132,742	1.66%
Melissa Van Valkenburgh	557		79,000		79,557	1.00%
Robert Mehmel	-0-		15,000		15,000	0.l9%
The Julian Demora Revocable Trust 1990	484,776		5,000		489,776	6.19%
Steel Partners II LP	2,290,200		-0-		2,290,200	28.96%

(1) The listed Shares are held by Steal Partners II LP. Mr. Lichtenstein exercises voting control over the listed Shares.
(2) The exercise price for 10,000 of the listed Shares is higher than the price per share offered by CDA in the Offer.

None of the Acquirors and, to the best of their knowledge, none of the persons named on Exhibit 1 of this Schedule 13D has effected any transactions in the Issuer’s securities in the last 60 days other than those transactions described above

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in this Schedule 13D (including the Merger Agreement and Stockholder Tender Agreement, which agreements are incorporated by reference hereto as Exhibit 2 and Exhibit 3, respectively), none of the Acquirors, and to the best of their knowledge, none of the persons named on Exhibit 1 attached hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
The following documents are filed as exhibits:
	Exhibit 1.	Name, Business, Address and Present Principal Occupation of Each Executive Officer and Director of Cubic and CDA.
Exhibit 2.

Agreement and Plan of Merger, dated August 20, 2003 among Cubic, CDA and Issuer (incorporated by reference to Exhibit (d)(1) of the Reporting Person’s Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 27, 2003).

Exhibit 3.

Form of Stockholder Tender Agreement (incorporated by reference to Exhibit (d)(2) of the Reporting Person’s Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 27, 2003).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 29, 2003

Cubic Corporation

By:	/s/ William W. Boyle
William W. Boyle
Vice President and Chief Financial Officer

CDA Acquisition Corporation

By:	/s/ John D. Thomas
John D. Thomas
Vice President and Treasurer

Exhibit Index

Exhibit	Description of Document

Exhibit 1.	Name, Business, Address and Present Principal Occupation of Each Executive Officer and Director of Cubic and CDA.

Exhibit 2.

Agreement and Plan of Merger, dated August 20, 2003 among Cubic, CDA and Issuer (incorporated by reference to Exhibit (d)(1) of the Reporting Person’s Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 27, 2003).

Exhibit 3.

Form of Stockholder Tender Agreement (incorporated by reference to Exhibit (d)(2) of the Reporting Person’s Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 27, 2003).